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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51907

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATG Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

RECEIVED MAR 1 2002 SEC MAIL PROCESSING SECTION DPC VA 313

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1835 Market Street, Suite 420
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Andrews (215) 789-3300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gold Golub Kessler, LLP
(Name — if individual, state last, first, middle name)

1185 Avenue of the Americas Suite 500 New York, NY 10036
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATG TRading, LLC, as of December 31, 19 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARIAL SEAL
Linya B. Harris-Appline, Notary Public
City of Phila., Philadelphia County
My Commission Expires Dec. 26, 2005

Signature

Financial Operations Principal

Title

Notary Public

This report** contains (check all applicable boxes):.

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATG TRADING, LLC
(a limited liability company)
(a wholly owned subsidiary of
The Ashton Technology Group, Inc.)

REPORT PURSUANT TO RULE 17a-5(d)
(with supplementary information)

DECEMBER 31, 2001

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

ATG TRADING, LLC
(a limited liability company)
(a wholly owned subsidiary of The Ashton Technology Group, Inc.)

CONTENTS
December 31, 2001

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
ATG Trading, LLC

We have audited the accompanying statement of financial condition of ATG Trading, LLC (a wholly owned subsidiary of The Ashton Technology Group, Inc.) as of December 31, 2001, and the related statements of operations, changes in subordinated liabilities, changes in member's deficiency, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATG Trading, LLC (a wholly owned subsidiary of The Ashton Technology Group, Inc.) as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring operating losses, and a member's deficit that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 5, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

ATG TRADING, LLC
(a limited liability company)
(a wholly owned subsidiary of The Ashton Technology Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash	$ 206,615
Due from Clearing Broker	76,063
Prepaid Expenses	5,897
Memberships in Exchange, at cost (market value $105,000)	90,000
Property and Equipment, at cost, less accumulated depreciation of $5,871	13,412
Due from Affiliate	2,000
Total Assets	$ 393,987
LIABILITIES AND MEMBER'S DEFICIENCY	
Commitments and Contingencies	
Accounts Payable and Accrued Expenses	$ 19,197
Due to Affiliates	47,869
Subordinated Liabilities	1,700,000
Member's Deficiency	(1,373,079)
Total Liabilities and Member's Deficiency	$ 393,987

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

ATG TRADING, LLC
(a limited liability company)
(a wholly owned subsidiary of The Ashton Technology Group, Inc.)

STATEMENT OF OPERATIONS

Year ended December 31, 2001	
Revenue:	
Principal transactions	$ (360,519)
Interest income	28,429
Other income	27,210
Loss	(304,880)
Expenses:	
Commissions	787,996
Regulatory fees and expenses	19,927
Depreciation	5,226
General and administrative	70,436
Total expenses	883,585
Net loss	$(1,188,465)

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

ATG TRADING, LLC
(a limited liability company)
(a wholly owned subsidiary of The Ashton Technology Group, Inc.)

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

Year ended December 31, 2001

Subordinated liabilities at January 1, 2001	$2,000,000
Repayment of subordinated liabilities	(300,000)
Subordinated liabilities at December 31, 2001	$1,700,000

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

ATG TRADING, LLC
(a limited liability company)
(a wholly owned subsidiary of The Ashton Technology Group, Inc.)

STATEMENT OF CHANGES IN MEMBER'S DEFICIENCY

Year ended December 31, 2001	
Member's deficiency at January 1, 2001	$ (184,614)
Net loss	(1,188,465)
Member's deficiency at December 31, 2001	$(1,373,079)

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

ATG TRADING, LLC
(a limited liability company)
(a wholly owned subsidiary of The Ashton Technology Group, Inc.)

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

Cash flows from operating activities:	
Net loss	$(1,188,465)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	5,226
Changes in operating assets and liabilities:	
Decrease in due from clearing broker	1,307,616
Increase in prepaid expenses	(5,897)
Increase in accounts payabe and accrued expenses	19,197
Increase in due from/to affiliates	383,120
Net cash provided by operating activities	520,797
Cash flows used in investing activity - purchase of property and equipment	(14,182)
Cash flows used in financing activity - repayment of subordinated notes	(300,000)
Net change in cash and cash at end of year	$ 206,615

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

ATG Trading, LLC (the "Company"), a Delaware limited liability company organized in 2000 and a wholly owned subsidiary of The Ashton Technology Group, Inc. (the "Parent"), is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Philadelphia Stock Exchange ("PHLX").

The Company is a nonclearing broker-dealer and is exempt from provisions of rule 15c3-3 as all customers' accounts, as defined, are carried by the clearing broker.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company incurred a net loss of $1,373,465 in 2001. In addition, the Company has a member's deficiency of $1,558,079 at December 31, 2001. As described in Note 6, the Company has decided to become inactive as of January 7, 2002. Management is still evaluating its options as to the future of the Company.

The Company has elected to be treated as a limited liability company under federal and state income tax laws. Accordingly, no federal and state income taxes are payable by the Company as earnings and losses will flow directly through to the member.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management. Actual results could differ from those estimates.

The Company records income from security transactions including commissions and related expenses on a trade-date basis.

Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets.

Included in commissions is $142,246 in fees paid to Universal Trading Technologies Corporation, a majority-owned subsidiary of the Parent, for trades executed through its eVWAP (TM) (volume-weighted average price) trading system.

2. DUE FROM CLEARING BROKER:

The clearing and depository operations for the Company's security transactions are provided by one broker pursuant to a clearance agreement. At December 31, 2001, the receivable from the clearing broker represents cash maintained at the clearing broker.

3. SUBORDINATED LIABILITIES:

Liabilities subordinated to claims of general creditors include subordinated loan arrangements with the Company's Parent. This loan has been approved by the PHLX for inclusion in computing the Company's net capital pursuant to the SEC's Uniform Net Capital Rule.

4. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following:

		Estimated Useful Life
Furniture and fixtures	$ 868	5 years
Computer equipment	14,117	3 years
Office equipment	3,138	5 years
Leasehold improvements	1,160	7 years
	19,283	
Less accumulated depreciation	5,871	
	$13,412	

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $215,612, which was $115,612 in excess of its required net capital of $100,000.

6. SUBSEQUENT EVENT:

In December 2001, the Company notified the PHLX of its intention to become inactive as a broker-dealer effective as of January 7, 2002.

ATG TRADING, LLC
(a limited liability company)
(a wholly owned subsidiary of The Ashton Technology Group, Inc.)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2001

Net capital:	
Member's deficiency	$(1,373,079)
Subordinated liabilities	1,700,000
Total member's deficiency and allowable subordinated liabilities	326,921
Deductions and/or charges:	
Nonallowable assets:	
Membership in exchange	90,000
Property and equipment	13,412
Prepaid expenses	5,897
Due from affiliate	2,000
	111,309
Net capital	215,612
Minimum net capital required	100,000
Excess net capital	$ 115,612

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part 11A filing.

ATG TRADING, LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
ATG Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedule of ATG Trading, LLC (a wholly owned subsidiary of the Ashton Technology Group, Inc.) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of ATG Trading, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 5, 2002